UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rubicon Technologies, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

100 West Main Street, Suite #610
Address of Principal Executive Office (Street and Number)

Lexington, Kentucky 40507
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the three months ended September 30, 2022 (the “Quarterly Report”) of Rubicon Technologies, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense due to a delay experienced by the Company in completing its disclosures in the Quarterly Report. This delay principally relates to the Company’s ongoing negotiations of potentially material transactions with financing sources to refinance the maturing debt, improve Company’s financial position and for the Company to be able to continue as a going concern for at least the next twelve months. Management’s efforts related to negotiating the potential refinancing transactions and evaluating the Company’s financial position, including its liquidity position, have required a significant amount of management’s time and other Company resources that normally would be devoted to the preparation of the Quarterly Report and related matters.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jevan Anderson, Chief Financial Officer	(844)	479-1507
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although management continues to evaluate the Company’s financial position as described in Part III of this Form 12b-25, on November 9, 2022, the Company issued and broadly disseminated an earnings release for the quarter ended September 30, 2022, which included preliminary financial results for such third quarter that are to be included in the Quarterly Report. The earnings release included a comparison of such preliminary results to the corresponding period for the last fiscal year. Such earnings release was included in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on such date.

In addition, the Company expects to report that its Revolving Credit Facility, Term Loan and Subordinated Term Loan, which had aggregate outstanding borrowings of $102.6 million as of September 30, 2022, are scheduled to mature in December 2022, and the Company currently projects that it will not have sufficient cash on hand or available liquidity under other existing arrangements to repay these outstanding debt balances at maturity and, in the absence of additional capital, or refinancing the maturing debt, there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of the financial statements. To address its cash needs, the Company plans to extend or refinance all of the Company’s indebtedness prior to the debt maturities in December 2022, and is currently in discussions with financing sources to potentially raise new equity and recapitalize debt prior to its maturity. In parallel, management is implementing additional measures to further reduce spending and extend cash availability. Though there is no guarantee the Company will be able to successfully implement any or all of its current plans, these initiatives are intended to increase financial flexibility and push out debt maturities with the ultimate goal of realizing greater shareholder value by improving the Company’s financial position and future liquidity.

The foregoing information is not audited and information related to the quarter ended September 30, 2022 is subject to change upon finalization of the Company’s condensed consolidated financial statements. In addition, there can be no assurance that the final results will not differ materially from the foregoing preliminary results.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, the Company’s expectations as to the timing of filing the Quarterly Report and the outcome of its review of its financial statements. These statements are based on the beliefs and assumptions of the Company’s management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company can make no assurance that it will achieve or realize these plans, intentions or expectations. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “could,” “would,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. More information regarding the risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements in Founder SPAC’s Registration Statement on Form S-4, as amended, and other documents the Company has filed with the SEC. Forward-looking statements are not guarantees of future performance and speak only as of the date hereof. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise, except as required by law.

Rubicon Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2022	By	/s/ Jevan Anderson
Name: Jevan Anderson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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